August 27, 2010



Mr. P. J. DiStefano
Deloitte & Touche, LLP
555 East Wells Street
Milwaukee, WI 53202
Re:  Lotsoff Capital Management Investment Trust


Dear Mr. DiStefano.:

Enclosed please find a copy of the Lotsoff Capital
Management Micro Cap Funds response to Item 77K of
Form N-SAR which we propose to file with the Securities and Exchange Commission in connection with the resignation of Deloitte & Touche, LLP as the independent registered public accounting firm for the Fund.

Please furnish us with a letter, addressed to the Commission stating whether you agree with the statements made therein and, if not, detailing the particular statements with which you do not agree. We will file your letter as an exhibit to the enclosed response.

Thank you for your assistance.


Very truly yours,


Margaret M. Baer
Secretary, and Treasurer